Notice to ASX/LSE Rio Tinto and Giampaolo Group complete Matalco aluminium recycling transaction 1 December 2023 LONDON – Rio Tinto and Giampaolo Group have completed a transaction to form the Matalco joint venture, combining the strengths of North America's largest primary and secondary aluminium producers to meet the growing demand from manufacturers for low carbon materials. Following the receipt of all regulatory approvals, Rio Tinto has acquired a 50% equity stake in the Matalco business from Giampaolo Group for $700 million, subject to usual closing adjustments. As Rio Tinto begins to market Matalco products, Rio Tinto will be able to offer customers a full suite of aluminium products including low-carbon primary aluminium made with hydropower and a diverse portfolio of recycled aluminium solutions. The investment will expand Rio Tinto’s aluminium business in the US, where demand for recycled aluminium is forecast to increase by more than 70% from 2022 to 2032, driven by the transportation, construction, and packaging sectors. Over the same period, global recycled aluminium consumption is forecast to grow by more than 60%.1 Matalco will remain the operator of the joint venture’s six facilities in the United States and its Canadian site, which together have a capacity to produce approximately 900,000 tonnes of recycled aluminium per annum. Matalco will also continue to provide closed-loop solutions to transform customers’ scrap into high-quality aluminium slab and billet. For the eight-month period ending on 30 September 2023, Matalco produced approximately 400,000 tonnes of recycled aluminium, including 78% billet and 22% slab. For the same period, Matalco generated an EBITDA of $165 per tonne. Over the last five years, Matalco more than doubled its production capacity. Rio Tinto and Giampaolo Group will be working together to assess opportunities to continue growing the Matalco business and expand output, with an initial focus on North America. Rio Tinto Chief Executive Jakob Stausholm said: “Creating the Matalco joint venture gives Rio Tinto a leading position in the rapidly growing North American recycled aluminium market, allowing us to offer a full complement of low-carbon recycled products. We look forward to working in partnership with Giampaolo Group to support the drive to net zero by expanding recycled production and providing closed-loop recycling solutions to help our customers reduce their carbon footprint.” Giampaolo Group CEO Chris Galifi said: “We are thrilled about beginning our partnership with Rio Tinto, on forming a joint venture for Matalco. This collaboration showcases our dedication to continuously evolving our production of high-quality, low-carbon aluminium. We look forward to continuing to grow with our new partners while providing products that support sustainability.” 1 Source: CRU Aluminium Long Term Market Outlook, December 2022. EXHIBIT 99.2

Notice to ASX/LSE 2 / 3 About Rio Tinto Aluminium Rio Tinto is a global leader in aluminium, with a large-scale, vertically-integrated business: bauxite mines and alumina refineries as well as smelters producing aluminium certified as responsible. The Matalco joint venture continues Rio Tinto’s investment in building its supply of low carbon aluminium in North America. Previous investments include $1.1 billion to expand the use of its AP60 technology at its Arvida aluminium smelter in June 2023 and $29 million to establish new recycling capabilities at the Arvida smelter in August 2022, both in the Saguenay-Lac-Saint-Jean region of Quebec. Rio Tinto is also working with the Governments of Canada and Quebec towards a deployment of the ELYSISTM zero carbon aluminium smelting technology at its Saguenay–Lac-Saint-Jean facilities. With the current development pathway, the ELYSIS joint venture between Rio Tinto and Alcoa aims to have its technology available for installation from 2024 and the production of larger volumes of carbon-free aluminium approximately two years later. About Giampaolo Group and Matalco The Giampaolo Group was founded over 50 years ago in Toronto, Ontario with a distinct focus in the recycling industry. Since established, the organization has evolved into a multinational integrated metal corporation. The Giampaolo Group focuses on harvesting waste within the metal ecosystem by operating within the recycling, manufacturing, and IT asset disposition space. Established in 2005, Matalco is a leading producer of recycled aluminium billet and slab. From the initial foray into 6XXX series billet, Matalco currently produces a variety of 3XXX, 5XXX, 6XXX and 7XXX billet and slab while offering both direct and tolled products. Headquartered in Brampton, Ontario, the company has solidified its position as a frontrunner in the industry. With seven remelting and casting facilities spread across North America, Matalco employs over 650 skilled professionals and operates an extensive logistics network to service its customers. Its primary focus is to supply upstream producers of extruded, forged, and rolled products while relying on Triple M Metal to supply recyclable raw material to provide a truly closed loop solution to its customers.

Notice to ASX/LSE 3 / 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com Category: Canada